FORM OF
ADDENDUM to
SCHEDULE A
to the
ADVISORY AGREEMENT
dated May 26, 2015
between
EXCHANGE TRADED CONCEPTS TRUST
and
EXCHANGE TRADED CONCEPTS, LLC
The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the respective Fund in accordance with the following fee schedule:
Fund	Rate	Effective Date
WeatherStorm Forensic Accounting Long-Short ETF	85 bps	May 26, 2015
Hull Tactical US ETF	91 bps	May 26, 2015
ROBO Global™ Robotics & Automation Index ETF	95 bps	June 12, 2015
YieldShares High Income ETF	50 bps	June 12, 2015
EMQQ The Emerging Markets Internet & Ecommerce ETF	86 bps	June 12, 2015
REX Gold Hedged FTSE Emerging Markets ETF	65 bps	April 4, 2016
REX Gold Hedged S&P 500 ETF	48 bps	April 4, 2016
CrowdInvest Wisdom ETF	95 bps	April 25, 2016
REX VolMAXX™ Long VIX Weekly Futures Strategy ETF	125 bps	[ ], 2016
REX VolMAXX™ Inverse VIX Weekly Futures Strategy ETF	145 bps	[ ], 2016